ASANKO GOLD
NYSE MKT: AKG | TSX: AKG
www.asanko.com

PMI GOLD CORPORATION

ASANKO AND PMI SHAREHOLDERS APPROVE ACQUISITION OF PMI BY ASANKO

Vancouver, British Columbia, January 31, 2014 – Asanko Gold Inc. ("Asanko") (TSX, NYSE MKT: AKG) and PMI Gold Corporation ("PMI") (TSX: PMV, ASX: PVM) are pleased to announce that the acquisition of PMI by Asanko, pursuant to a plan of arrangement (the "Arrangement"), received overwhelming approval by the shareholders of Asanko and PMI at their respective shareholders meetings held at the same time on January 30, 2014 (Vancouver) and January 31, 2014 (Perth), respectively.

The Arrangement is expected to become effective on or about February 6, 2014 and is subject to the satisfaction of certain other closing conditions customary in a transaction of this nature. The Arrangement will result in Asanko acquiring all of the issued and outstanding shares of PMI to create an emerging mid-tier gold producer with a clear pathway to 400,000 ounces of annual gold production.

Of the votes cast at the PMI shareholders' meeting, 99.5% of PMI shareholders voted in favour of the special resolution approving the Arrangement (99.3% after excluding the votes cast by Macquarie Group Limited (and its affiliates) whose votes may not be included in determining minority approval for the Arrangement pursuant to Multilateral Instrument 61-101 *Protection of Minority Security Holders in Special Transactions*).

Of the votes cast at the Asanko shareholders' meeting, 99.6% of Asanko shareholders voted to approve the issuance of Asanko shares in connection with the Arrangement. Under the terms of the Arrangement, each PMI shareholder will receive 0.21 of an Asanko share for each PMI share held. Further details of the voting results for both the PMI and Asanko shareholders' meetings will be filed on the SEDAR website at www.sedar.com.

PMI is seeking a final order of the Supreme Court of British Columbia to approve the Arrangement, which is expected to be granted on February 4, 2014. Once the final order is received, the Arrangement is expected to be completed on or about February 6, 2014.

In anticipation of the completion of the Arrangement, and at the request of PMI, the securities of PMI will be suspended from quotation on the Australian Securities Exchange at the close of trading on January 31, 2014. Shortly after the completion of the Arrangement, PMI's securities will be delisted from the Australian Securities Exchange and the Toronto Stock Exchange and applications will be filed for PMI to cease to be a reporting issuer under Canadian securities laws.

Full details of the Arrangement and certain other matters are set out in the joint management information circulars of Asanko and PMI dated December 20, 2013 (the "Information Circulars"). A copy of the Information Circular and other meeting materials can be found on the SEDAR website at www.sedar.com.

Contacts for further information:

Asanko Gold	**PMI**
Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com Greg McCunn, CFO Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com **General:** Email: info@asanko.com Website: www.asanko.com	John Ciganek, General Manager – Corporate Development Telephone: +61-412-589-418 Email: john.ciganek@pmigoldcorp.com **General:** Email: info@pmigoldcorp.com Website: www.pmigoldcorp.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the fully financed, multi-million ounce Esaase Gold Project located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

About PMI Gold Corporation
PMI is an exploration and development company listed on the TSX and ASX. PMI has a strong portfolio of assets in Ghana, with a dominant 70km contiguous landholding on the Asankrangwa Gold Belt including the Obotan Gold Project and the Diaso Regional Exploration Project.

Cautionary Note Regarding Forward-Looking Statements and Information:
This Asanko and PMI joint press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements concern Asanko's and PMI's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "pro-forma", "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Such forward-looking information may include, without limitation, statements regarding the completion and expected benefits of the proposed Arrangement and other statements that are not historical facts. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Asanko and PMI operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the Arrangement have been made include that Asanko and PMI will be able to satisfy the conditions in the arrangement agreement dated December 17, 2013 between PMI and Asanko, that ongoing due diligence investigations of each party will not identify any materially adverse facts or circumstances, that all required third party, and that regulatory, court and government approvals will be obtained. Asanko and PMI caution that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Asanko's and PMI's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold price volatility; fluctuations in foreign exchange rates and interest rates; between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; and changes in applicable laws or regulations. In addition, the factors described or referred to in the section entitled "Risk Factors" in PMI's Annual Information Form for the year ended June 30, 2013 or under the heading "Business Description – Risk Factors" in Asanko's Annual Information Form for the financial year ended March 31, 2013, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Asanko and PMI have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed Arrangement could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Asanko and PMI disclaim any intention or obligation to update or revise such information, except as required by applicable law and neither Asanko nor PMI assume any liability for disclosure relating to the other company herein.